July 23, 2018

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Berry Petroleum Corporation
Registration Statement on Form S-1 (as amended)
File No. 333-226011

Ladies and Gentlemen:

On behalf of Berry Petroleum Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on July 25, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

July 23, 2018

Very truly yours,

BERRY PETROLEUM CORPORATION

By:	/s/ Arthur T. Smith
Name:	Arthur T. Smith
Title:	President and Chief Executive Officer

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
Sarah K. Morgan, Vinson & Elkins L.L.P.
Gerald M. Spedale, Gibson, Dunn & Crutcher LLP